04015666

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED MAR 01 2004 WASH, D.C. 153 PROCESSING SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 407D6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Okoboji Options, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 1725
(No. and Street)

Chicago	IL	60506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(312) 362-3067
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Miller, Cooper & Co., Ltd
(Name - *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250		Northbrook, IL	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James F. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Okoboji Options, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

"OFFICIAL SEAL"
BELINDA S. [illegible]
Notary Public, State of [illegible]
My Commission Expires [illegible]/06

Signature

Pres

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Okoboji Options, Inc.

Financial Statements and Independent Auditors' Report

December 31, 2003

CONTENTS

MILLER
COOPER
&Co.,Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Okoboji Options, Inc.

We have audited the accompanying statement of financial condition of Okoboji Options, Inc. as of December 31, 2003, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Okoboji Options, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller Cooper & Co., Ltd
Certified Public Accountants

Northbrook, Illinois
January 22, 2004

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Okoboji Options, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$	45,260
Securities owned, at market value		6,685,457
Due from clearing organization		519,693
Interest and dividends receivable		19,274
Clearing corporation stock, at cost (market $10,000)		10,000
	$	7,279,684

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	97,704
Accrued traders' commissions		85,000
Securities sold not yet purchased, at market value		3,293,231
		3,475,935
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized, issued, and outstanding		1,538,963
Additional paid-in capital		835,852
Retained earnings		1,428,934
		3,803,749
	$	7,279,684

The accompanying notes are an integral part of this statement.

Okoboji Options, Inc.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year ended December 31, 2003

REVENUES	
Interest and dividends	$ 50,474
Net trading gains	797,085
Arbitration settlement	75,594
	923,153
EXPENSES	
Occupancy and equipment rent	27,156
Outside services and commissions	358,783
Professional fees	75,050
Quotation service fees	113,395
Seat lease expense	20,433
Other operating expenses	65,664
	660,481
NET INCOME	262,672
Retained earnings at beginning of year	1,166,262
Retained earnings at end of year	$ 1,428,934

The accompanying notes are an integral part of this statement.

Okoboji Options, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 262,672
(Increase) decrease in assets	
Securities owned	(4,789,293)
Due from clearing organization	2,166,847
Interest and dividends receivable	2,505
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(11,815)
Accrued traders' commissions	(55,000)
Securities sold not yet purchased	2,454,206
Net cash provided by operating activities	30,122
Cash and cash equivalents at beginning of year	15,138
Cash and cash equivalents at end of year	$ 45,260

The accompanying notes are an integral part of this statement.

Okoboji Options, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

Okoboji Options, Inc. (the Company) is a proprietary trading firm whereby the sole stockholder speculates in values of securities and the respective profits and losses are reflected in current income.

2. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

3. Securities Transactions and Financial Instruments

Securities owned and securities sold, but not yet purchased are carried at market value based on quoted prices at the date of the financial statements. All gains or losses are recognized in income currently (net trading gains).

Derivative financial instruments used for trading purposes, including, if applicable, economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally future and certain options, are based on quoted market prices.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate (see Note B). Open equity in futures transactions are recorded as due from or due to clearing organization, as applicable.

4. Clearing Corporation Stock

Clearing corporation stock is at cost or, if an other than a temporary impairment in value has occurred, at a value that reflects management's estimate of the value, net of any impairment.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Income Taxes

Income taxes on net income are payable personally by its stockholder pursuant to an election under Subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes has been made to these financial statements.

6. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Securities owned and sold not yet purchased consisted of trading and investment securities at market value, as follows:

	Owned	Sold Not Yet Purchased
Options held	$ 1,532,942	$ 2,189,085
Corporate stock	5,152,515	1,104,146
	$ 6,685,457	$ 3,293,231

NOTE C - DUE FROM CLEARING ORGANIZATIONS

The amount due from the clearing organization is a net result of deposits made to the clearing organization by the Company, proceeds from closed long investment transactions and liabilities from closed short investment transactions. Related interest is at a variable rate (0.5% at December 31, 2003).

Okoboji Options, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE D - COMMITMENT AND CONTINGENCIES

1. Operating Lease and Rental Agreements

The Company leases its office facility under an informal month-to-month arrangement, with related rent expense aggregating $27,156 in 2003.

The Company also leases a seat on the Chicago Board Options Exchange (CBOE). The lease calls for rent to be based on fair value of the seat during the previous month. The lease is renewable on a monthly basis. Related rent expense aggregated $20,433 in 2003.

2. Concentration of Credit Risk

The Company maintains cash balances in one financial institution located in Chicago, Illinois. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, there were no uninsured cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include clearing organizations and banks. In the event counterparties do not fulfill their credit obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Financial Instruments with Off-Balance Sheet Risk

Securities owned and securities sold not yet purchased are subject to market risks, which are substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

In addition, the market values of derivative financial instruments held on December 31, 2003 are as follows:

	Assets	Liabilities
Options held	$ 1,532,942	$ 2,189,085

NOTE D - COMMITMENT AND CONTINGENCIES (Continued)

3. Financial Instruments with Off-Balance Sheet Risk (Continued)

The Company also has sold securities that is does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

NOTE E - ARBITRATION SETTLEMENT

The Company was a plaintiff in a lawsuit whereby it sought to recover $190,000 from a former employee who allegedly wire transferred this amount to himself without authorization. The employee filed a counter claim for an additional $110,000 of salary allegedly owed to him.

In January 2003, a panel of three arbitrators issued an award in favor of the Company in the amount of $75,594.

NOTE F - MINIMUM CAPITAL REQUIREMENTS

As a broker-dealer in securities, the Company is subject to the minimum capital requirements adopted and administered by the Chicago Board Options Exchange (Exchange). As of December 31, 2003, adjusted net capital, as defined, amounted to $2,555,874. This amount was $2,455,874 in excess of the minimum required under the regulations of the Exchange at December 31, 2003.

SUPPLEMENTAL INFORMATION

Okoboji Options, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Total assets	$ 7,279,684
Less non-allowable assets	(10,000)
Less haircuts on securities	(1,237,875)
Adjusted current assets	6,031,809
Total liabilities	3,475,935
Adjusted net capital	2,555,874
Minimum net capital required	100,000
Excess net capital	$ 2,455,874
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 182,704
Reconciliation of net capital	
Adjusted net capital as originally reported in the Company's FOCUS report	$ 2,640,874
Adjustment to increase accrued traders' commissions to amounts actually owed at December 31, 2003	(85,000)
Adjusted net capital	$ 2,555,874
Ratio:	
Aggregate indebtedness to adjusted net capital	0.071

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
Okoboji Options, Inc.

In planning and performing our audit of the financial statements of Okoboji Options, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Okoboji Options, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts of customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Reconciliation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

MILLER, COOPER & CO., LTD.

Miller Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
January 22, 2004